May 12, 2005

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Tire Distributors, Inc.

Form 10-K for the Year ended January 1, 2005

Commission File Number: 333-61713

Dear Mr. Webb:

We are in receipt of your letter dated April 18, 2005 directed to Scott A. Deininger, Sr. Vice President of Finance and Administration for American Tire Distributors, Inc. (the “Company”) regarding our Form 10-K filing for the year ended January 1, 2005 (the “Form 10-K). This letter is our response to the questions contained in your April 18, 2005 correspondence.

Item 1. Business, Marketing and Customer Service

Heafnet Rewards, page 9

1. We note that you offer a rewards program whereby dealers earn reward points each time an order is placed online, and that these points can be redeemed for airline tickets, gifts, vacation packages, and other rewards depending on the point value of the prize chosen. Supplementally explain to us how you have recorded the value of these points. Include in your response the accounting guidance relied on in forming your conclusion as well as the total number and value of points earned in each of the three years in the period ended January 1, 2005. We may have further comments on review of your response.

* Confidentiality Treatment Request by American Tire Distributors Holdings, Inc. The information requested by Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately subject to Rule 83 of the Freedom of Information Act. The response will be provided supplementally to the Staff in hard copy only.

2. As a related matter, we note that you receive rebates from your vendors under a number of different programs, including volume-based programs and cooperative advertising and marketing programs. For each significant program category, please briefly describe the significant contractual terms and conditions of the programs and provide us with a supplemental schedule of activity in your estimated rebate balance for each period for which an income statement has been presented. Supplementally explain the reasons for any significant or unusual increases or decreases in your estimates, if applicable. As a related matter, we assume that

Mr. Max A. Webb

May 12, 2005

EITF Issue 3-10 does not apply to any of these arrangements. If our assumption is not correct, please advise supplementally.

* Confidentiality Treatment Request by American Tire Distributors Holdings, Inc. The information requested by Staff in Comment 2 is confidential. Accordingly, the Company is responding to that comment separately subject to Rule 83 of the Freedom of Information Act. The response will be provided supplementally to the Staff in hard copy only.

Item 6, Selected Financial Data

(6) EBITDA, page 18

3. It appears from the disclosure in footnote (6) on page 18 that you have presented EBITDA as both a performance and a liquidity measure. Please revise your disclosure to give only the primary reason for the presentation of EBITDA. Please also ensure that you have reconciled EBITDA to the most comparable GAAP measure; this is, if you feel your primary reason for disclosure of EBITDA to the most comparable GAAP measure; that is, if you feel your primary reason for disclosure of EBITDA is an indicator of your ability to generate cash flow and to service or incur indebtedness, EBITDA should be reconciled to operating cash flows. Refer to the guidance of FR 65. Similar revision should be made throughout your filing.

RESPONSE. We have revised the disclosure previously set forth in the 10-K and refer to page 64 of the Company’s Registration Statement on Form S-4 filed on the date hereof (the “Form S-4”) (see Exhibit 3 attached hereto, which shows the Form S-4 marked against the Form 10-K) for the appropriate presentation of EBITDA as a liquidity measure as an indication of our ability to generate cash flow and to service or incur indebtedness. The Form S-4 also includes a reconciliation of EBITDA to net cash provided by continuing operating activities. We will conform any EBITDA disclosures in future filings to the Form S-4 presentation.

4. Supplementally explain to us why you feel the gain on repurchase of the Series D Senior Notes should be included as a reconciling item in your net income to EBITDA reconciliation.

RESPONSE: We have revised the disclosure previously set forth in the 10-K and refer to page 64 of the Form S-4 (see Exhibit 3 attached hereto, which shows the Form S-4 marked against the Form 10-K) where the gain on the repurchase of the Series D Senior Notes as a reconciling item in our net income to EBITDA reconciliation as we have adjusted our presentation to reconcile EBITDA to net cash provided by continuing operating activities.

Mr. Max A. Webb

May 12, 2005

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources

Repurchase of Senior Notes, page 26

5. Supplementally explain to us the facts and circumstances surrounding the repurchase of the Series D Senior Notes for 53.5% of their face value. What were the business reasons for your offer and why do you believe selected holders chose to accept it?

RESPONSE. During 2000 and 2001, the Company’s retail division incurred significant operating losses, resulting in reduced availability under the Company’s financing facility and placing a strain on the Company’s other operations. The Company’s board authorized the exit of the retail operations in February 2001 and reported the retail segment as a discontinued operation. The Company sold the retail business in May 2001. At that time, de-leveraging through the purchase of the Series D Senior Notes at a discount was considered an appropriate strategy and we believed that our bondholders would be receptive to a repurchase offer. We believe the majority of the holders accepted our offer of 53.5% of par value because the Company’s cash offer was substantially higher than the current market value for the Notes.

Consolidated Statements of Cash Flows, page 35

6. Please revise your presentation of financing activities to include gross proceeds and gross payments on long term debt obligations separately. Refer to the guidance in paragraphs 18-20 of SFAS 95.

RESPONSE. We have revised the disclosure previously set forth in the 10-K and refer you to page F-6 of the Form S-4 (see Exhibit 6 attached hereto, which shows the Form S-4 marked against the Form 10-K), where the presentation of cash flows from financing activities included in the consolidated statements of cash flows has been revised to present gross proceeds and gross payments on other long term debt obligations separately. As allowed by SFAS 95, we will continue to report the net borrowings/repayments under our revolving credit facility. In future filings, the Company will conform the presentation of cash flows from financing activities in the consolidated statements of cash flows to the presentation in the Form S-4.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business, page 36

7. We note from your disclosure in Note 1 that you are a wholesaler of tires, custom wheels and accessories, and related service equipment, and that you serve a number of geographic regions. We also note that you operate as one business segment. Supplementally explain to us how you have defined your operating segments, and why these meet the criteria for aggregation into one reporting segment if applicable. Refer to the guidance in paragraphs 10 and 17 of SFAS 131.

RESPONSE: The Company’s 71 distribution centers serve a large majority of the continental United States and operate as one business segment—the wholesale distribution of tires, as well as wheels and related equipment. Approximately eighty-seven percent (87%) of the

Mr. Max A. Webb

May 12, 2005

Company’s sales are from the distribution of tires with the balance coming from the distribution of wheels and related equipment.

The Company’s distribution centers all carry the same inventory mix, sell and distribute products using the same processes and operate under the same business model. The Company’s chief operating decision maker (“CODM”), who we have determined to be our Chief Executive Officer and Chief Operating Officer, reviews a variety of financial information. In addition to monthly financial statements, our CODM reviews daily sales reports showing sales and gross profit dollars and gross profit percentage from the previous day for the Company as a whole. The monthly reporting package that is reviewed by our CODM includes total company results as well as sales, profit and EBITDA for our seven (7) geographic regions. The CODM also regularly reviews information relating to the operation of individual distribution center(s) where there is a business issue that requires senior management attention.

The Company has determined, based on review of paragraph 10 of SFAS 131, that the Company’s “operating segments” are represented by our seven (7) geographic regions. The Company has also determined that these operating segments are properly aggregated into one reportable segment based on the aggregation criteria under paragraph 17 of SFAS 131. The distribution centers are all similar in terms of products and services offered, the process by which business is conducted, customers serviced, distribution methods including logistics systems and distribution methodologies.

Goodwill and Other Intangible Assets, page 38

8. We note from your disclosure on page 38 that your intangible assets are amortized on a straight-line basis using useful lives ranging from 5-15 years. Please revise your disclosure to indicate the useful lives of each category. Also, supplementally justify the useful lives assigned to each category of intangible asset. We may have further comment on your response.

RESPONSE: We have revised the disclosure previously set forth in the 10-K and refer you to page F-9 of the Form S-4 (see Exhibit 8 attached hereto, which shows the Form S-4 marked against the Form 10-K), which indicates the useful lives of each category of intangible assets. The Company amortizes customer lists over 15 years, which approximates the useful life of the customer list acquired based on attrition rates used to value the customer lists. Noncompete agreements are amortized over the life of the agreement, which ranges from five to seven years.

In 2002, the Company paid approximately $1.6 million for a trademark and license. At the time the consideration was paid, the supply agreement with the manufacturer of the product had five years remaining, therefore, the trademark is being amortized over five years.

Note 5. Long-Term Debt and Other Financing Arrangements, page 45

9. Supplementally and in future filings, please describe the terms of the sale-leaseback transaction, including the future obligations or circumstances that require or result in your continuing involvement. We assume that no significant gain or loss resulted from the initial

Mr. Max A. Webb

May 12, 2005

sales transaction. If our understanding is not correct, please tell us how any such gain or loss is being reported and recognized.

RESPONSE. We have revised the disclosure previously set forth in the 10-K and refer you to page F-17 of the Form S-4 (see Exhibit 9 attached hereto, which shows the Form S-4 marked against the Form 10-K) for an updated description of the terms of the sale-leaseback transaction. As of January 1, 2005, the Company has a capital lease obligation of $14.1 million relating to the sale and leaseback of three of its owned facilities. All cash paid to the lessor is recorded as interest expense and the capital lease obligation will be reduced when the lease has terminated. The initial term of the lease is for 20 years, followed by two 10-year renewal options. The annual rent paid under the terms of the lease is $1.6 million (paid quarterly) and is adjusted for Consumer Price Index changes every two years. As of April 25, 2004, the annual rent increased to $1.7 million. In connection with the sale and leaseback transaction, the purchaser received warrants to purchase 153,597 shares of the Company’s common stock. The warrants have a term of 10 years with a stated exercise price of $3.00 per warrant. The Company recorded these warrants at fair value and has presented them as a component of stockholders’ equity in the Company’s consolidated balance sheets in the Form 10-K. There was no gain or loss recognized as a result of the initial sales transaction.

Note 6. Employee Benefits, Stock Option Plan, page 49

10. We note that 449,200 options exercisable at $8.65 were forfeited during the year ended December 27, 2003, and 318,226 options were issued at an exercise price of $4.25 during the year ended January 1, 2005. Supplementally explain the relationship between the options forfeited and the options granted cited above. Include in your response the number of options issued to individuals who also forfeited during 2003 and the timeline of the forfeit/grant cycle.

RESPONSE: There was no relationship between the options forfeited or surrendered in 2003 and the options granted in 2004. The majority of the options shown as forfeited in 2003 were actually surrendered by senior management in late 2001 in exchange for certain concessions with respect to their employment arrangements. However, the surrender of the options was not documented until 2003. The remainder of the options forfeited in 2003 were the result of the failure by an employee to exercise within the time allowed under the stock option agreement. Of the 449,200 options granted in 2004, only 44,426 options were granted to two individuals who had surrendered options in 2001, and none of the options granted in 2004 were to the individual who forfeited his options in 2003.

Note 7. Commitments and Contingencies, page 50

11. Supplementally explain to us how you have considered the Tire Supply Agreement discussed here and in Note 11 in your table of contractual obligations. Include in your response any minimum/maximum unit or dollar requirements.

RESPONSE: The Tire Supply Agreement discussed in Commitments and Contingencies as well as Note 11 does not have any minimum purchase requirements either in units or dollars. Accordingly, no disclosure is required for the Tire Supply Agreement in the contractual obligations table.

Mr. Max A. Webb

May 12, 2005

Note 15. Subsequent Events, page 55

12. We note your narrative discussion of the merger on page 3. The aggregate purchase price is to be $710 million, less the amount of your net debt at January 1, 2005, certain dividends payable to holders of preferred stock, your transaction expenses, and certain payments to management. To the extent practicable, please tell us the estimated dollar amount of each of these reductions. Describe the nature and purpose of the “payments to management.” Finally, please tell us whether any compensation expense will be recorded in connection with the exercise of outstanding options and warrants in anticipation of the merger and/or as a result of your acquisition of restricted shares and unexercised options and warrants prior to the effective time of the merger. If none, please support your conclusion.

RESPONSE: We refer to the table below and page F-26 of the Form S-4, which presents the dollar amount of each of the net reductions to the aggregate purchase price. The payments to management included success bonus payments triggered by the completion of the transaction provided by the former majority shareholders as an incentive for management to assist in completing the transaction. The Company will recognize expense in the first quarter of fiscal 2005 only for such options that were cancelled in connection with the acquisition for which there had been an acceleration of vesting during that period. All other options and warrants settled were fully vested and will not result in a charge to compensation expense prior to the acquisition. Our accounting for the cancellation of options in connection with the acquisition is based on the guidance of FAS 141 and FIN 44.

$ amounts in millions:
Aggregate enterprise value	$710.0
Less:
Rollover of existing debt, net of cash	188.7
Funding of Series D senior notes	29.6
Redemption of Series A preferred stock	5.5
Capital lease obligations	14.8
Exchange of Series B preferred stock	4.0
Transaction bonuses and change in control payment	7.7

Merger consideration	$459.7

* * *

In providing the response contained herein, we acknowledge that

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Mr. Max A. Webb

May 12, 2005

We appreciate your review of this matter. If you should have any questions regarding our response, please do not hesitate to call me at 704-632-7110 or Scott Deininger at 704-632-7024.

Very truly yours, AMERICAN TIRE DISTRIBUTORS, INC.

/s/ J. Michael Gaither
J. Michael Gaither Executive Vice President and General Counsel

JMG/dbg

cc:	Richard P. Johnson

William E. Berry

Scott A. Deininger

Donald Hardie

Sean Griffiths